SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2002
WASH. D.C. 154 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002 PE 8-1-02

02056091

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

PROCESSED
AUG 2 9 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: August 19, 2002

By ____________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp.
(Formerly Northern Crown Mines Ltd.)

1407 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Ph: 604-687-4951, Fax: 604-687-4991

PRESS RELEASE #02-15 **TSX Venture Exchange: CXP**
August 19, 2002

NAME CHANGE TO CANADIAN EMPIRE EXPLORATION

A year ago, Northern Crown Mines Ltd., now re-named Canadian Empire Exploration Corp. ("Canadian Empire"), made a move to undertake a corporate re-organization and re-trench its exploration activities in Canada.

Mineral resource assets in Mexico were sold, the Company's capital stock was consolidated late in 2001, a strategic alliance was formed with Teck Cominco Limited leading to the option of three properties at the drilling stage, and approximately $2.3 million was raised.

The name Canadian Empire Exploration Corp. was chosen to reflect the Company's new direction with respect to its search for mineral discoveries and the building of a portfolio of resource assets. Drilling is now underway for gold and gold-enriched base metals in Canada.

Canadian Empire will continue to trade through the facilities of the TSX Venture Exchange and its symbol will continue to be "CXP" for its common shares (new CUSIP # 135660 10 8) and "CXP-WT" for its transferable non-flow-through share purchase warrants (new CUSIP # 135660 11 6).

Canadian Empire is capitalized at 250 million common shares of which 11,409,420 are issued and outstanding. In addition, the Company has transferable non-flow-through share purchase warrants, non-transferable flow-through share purchase warrants and non-transferable non-flow-through share purchase warrants issued and outstanding.

Shareholders who hold their shares in street form and holders of transferable non-flow through warrants of the Company should contact Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or their bank or stockbroker, to arrange for the exchange of their share and/or transferable warrant certificates on the basis of one share and/or transferable warrant of Northern Crown Mines Ltd. for every one share and/or transferable warrant of Canadian Empire Exploration Corp. Holders of non-transferable warrants should contact the Company directly.

Canadian Empire's new website (www.canadianempire.com) will be in full operation shortly.

"John S. Brock"
John S. Brock, President
Canadian Empire Exploration Corp

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.